HECO Exhibit 12

Hawaiian Electric Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2010	2009	2008	2007	2006
(dollars in thousands)

Fixed charges
Total interest charges	$61,510	$57,944	$54,757	$53,268	$52,563
Interest component of rentals	1,857	2,499	2,211	2,250	1,863
Pretax preferred stock dividend requirements of subsidiaries	1,461	1,452	1,458	1,438	1,467

Total fixed charges	$64,828	$61,895	$58,426	$56,956	$55,893

Earnings
Net income attributable to HECO	$77,669	$80,526	$93,055	$53,236	$76,027
Fixed charges, as shown	64,828	61,895	58,426	56,956	55,893
Income taxes (see note below)	46,868	47,776	55,763	30,937	46,440
Allowance for borrowed funds used during construction	(2,558)	(5,268)	(3,741)	(2,552)	(2,879)

Earnings available for fixed charges	$186,807	$184,929	$203,503	$138,577	$175,481

Ratio of earnings to fixed charges	2.88	2.99	3.48	2.43	3.14

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$48,053	$48,212	$56,307	$34,126	$47,381
Income tax benefit relating to results from nonregulated activities	(1,185)	(436)	(544)	(3,189)	(941)

	$46,868	$47,776	$55,763	$30,937	$46,440